FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

10 August 2007

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Fourth Quarter Result to 30 June 2007

1.1	Condensed Accounts
1.2	Management Commentary
1.3	Appendix One
1.4	Appendix Seven

Media Releases

2.1	Telecom full-year result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	10 August 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the year ended 30 June 2007

		Three months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2007 $	2006 $	2007 $	2006 $
Operating revenues and other gains
Local service		276	273	1,084	1,081
Calling	2	318	346	1,336	1,385
Interconnection		43	47	187	201
Mobile		219	222	895	869
Data		149	150	561	602
Broadband and internet		133	115	485	448
IT Services		116	97	380	346
Other operating revenues	2	154	156	634	563
Other gains	3	—	—	20	60

		1,408	1,406	5,582	5,555

Operating expenses
Labour		(207)	(196)	(773)	(760)
Inter-carrier costs		(282)	(297)	(1,220)	(1,199)
Other operating expenses		(417)	(392)	(1,603)	(1,497)
Impairment	3	—	(404)	—	(1,301)
Other expenses	3	(9)	—	(52)	(34)

Earnings before interest, taxation, depreciation and amortisation		493	117	1,934	764
Depreciation		(134)	(143)	(500)	(536)
Amortisation		(42)	(37)	(152)	(163)

Earnings/(loss) before interest and taxation		317	(63)	1,282	65
Interest income		34	6	59	28
Interest expense and other finance costs		(72)	(69)	(289)	(282)
Share of associates’ losses		(3)	—	(3)	—

Earnings/(loss) before income tax		276	(126)	1,049	(189)
Income tax expense		(26)	(79)	(205)	(351)

Earnings/(loss) from continuing operations		250	(205)	844	(540)
Earnings from discontinued operations	11	2,084	15	2,183	109

Net earnings/(loss) for the year		2,334	(190)	3,027	(431)
Minority interests in earnings of subsidiaries		—	(1)	(3)	(4)

Net earnings/(loss) attributable to shareholders		2,334	(191)	3,024	(435)

Earnings/(loss) per share (in cents)		116 ¢	(10)¢	152 ¢	(22)¢

Diluted earnings/(loss) per share (in cents)		114 ¢	(10)¢	150 ¢	(22)¢

Earnings/(loss) per share from continuing operations (in cents)		12 ¢	(10)¢	42 ¢	(28)¢

Weighted average number of ordinary shares outstanding (in millions)		2,010	1,961	1,990	1,960

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the year ended 30 June 2007

		Year ended 30 June
		2007	2006
(Dollars in millions)	note	$	$
Balance at the beginning of the year		1,062	2,430

Total recognised revenues and expenses
Net earnings / (loss) attributable to shareholders		3,024	(435)
Minority interests in profits of subsidiaries		3	4
Movement in revaluation reserve		11	—
Movement in foreign currency translation reserve		(82)	89
Movement in hedge reserve		(8)	5

		2,948	(337)

Contributions from owners
Capital contributed		259	20
Movement in deferred compensation		(9)	2

		250	22

Distribution to owners
Dividends:
Parent	4	(735)	(1,179)
Minority interest		(4)	(5)
Tax credit on supplementary dividends		83	131

		(656)	(1,053)

Equity at the end of the year		3,604	1,062

Represented by:
Contributed capital		2,270	2,011
Revaluation reserve		11	—
Foreign currency translation reserve		(66)	16
Hedge reserve		(44)	(36)
Minority interests		6	7
Retained earnings		1,412	(960)
Deferred compensation		15	24

Equity at the end of the year		3,604	1,062

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 June 2007

	30 June
(Dollars in millions)	2007 $	2006 $
ASSETS

Current assets:
Cash	1,969	155
Short-term investments	70	64
Short-term derivative assets	8	26
Receivables and prepayments	953	929
Taxation recoverable	8	100
Inventories	71	51

Total current assets	3,079	1,325

Non-current assets:
Receivables due after one year	—	109
Long-term investments	494	520
Deferred tax asset	27	31
Long-term derivative assets	68	88
Intangible assets	927	829
Property, plant and equipment	3,681	3,301

Total non-current assets	5,197	4,878

Total assets	8,276	6,203

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,000	1,039
Taxation payable	—	—
Short-term derivative liabilities	68	125
Short-term provisions	34	—
Debt due within one year	488	955

Total current liabilities	1,590	2,119
Non-current Liabilities
Deferred tax liability	93	117
Long-term provisions	8	—
Long-term derivative liabilities	577	362
Long-term debt	2,404	2,543

Total non-current liabilities	3,082	3,022

Total liabilities	4,672	5,141

Equity:
Shareholders’ funds	3,598	1,055
Minority interests	6	7

Total equity	3,604	1,062

Total liabilities and equity	8,276	6,203

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the year ended 30 June 2007

		Year ended 30 June
		2007	2006
(Dollars in millions)	note	$	$
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,726	5,740
Interest income		38	22
Dividend income		19	—
Payments to suppliers and employees		(3,706)	(3,484)
Income tax paid		(147)	(177)
Interest paid on debt		(279)	(294)

Net cash flows from operating activities	5	1,651	1,807

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		10	6
(Purchase) / sale of short-term investments, net		(7)	23
Sale of subsidiary companies, net of cash sold		2,163	—
Purchase of subsidiary companies, net of cash acquired		(347)	(8)
Purchase of long-term investments		(4)	(19)
Sale of long-term investments		—	293
Repayment of advance to associate		85	—
Purchase of property, plant and equipment		(861)	(737)
Capitalised interest paid		(11)	(11)

Net cash flows applied to investing activities		1,028	(453)

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		376	397
Settlement of derivatives		62	—
Repayment of long-term debt		(706)	(660)
(Repayment of)/proceeds from short-term debt, net		(87)	5
Capital contributed		—	11
Capital repurchased		—	(114)
Dividends paid		(497)	(1,073)

Net cash flows applied to financing activities		(852)	(1,434)

Net cash flow		1,827	(80)
Opening cash position		155	235
Foreign exchange movement		(13)	—

Closing cash position		1,969	155

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2006.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

NOTE 2 REVENUE

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2007 $	2006 $
Calling
National	199	217	816	897
International	107	120	472	442
Other	12	9	48	46

	318	346	1,336	1,385

Other operating revenues
Resale	91	106	399	363
Equipment	14	13	52	55
Miscellaneous other	49	37	183	145

	154	156	634	563

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2007 $	2006 $
Other gains
Gain on sale of TSCL	—	—	20	—
Gain on acquisition of SCCL	—	—	—	60

	—	—	20	60

Impairment
Impairment of Australian operations	—	404	—	1,301

	—	404	—	1,301

Other expenses
Restructuring costs	9	—	36	—
Provision for billing issues	—	—	16	—
Intercarrier and regulatory costs	—	—	—	22
Contractual settlements	—	—	—	12

	9	—	52	34

Other gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

Telecom sold its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

Telecom acquired a 100% shareholding in SCCL, a wholly owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carry forward. The value of the tax loss carry forward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Impairment

Impairment of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to write-down these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However during the year ended 30 June 2006 assessments it was determined that the recoverable amount was significantly lower than the carrying value and hence impairments were deemed to have occurred.

The decline in the recoverable amount was a consequence of a number of negative trends that adversely affected the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of impairment charges of $404 million (A$327 million) at 30 June 2006 and $897 million (A$836 million) at 31 December 2005. The December charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of these impairments, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off. The June charge represented the further writing down of $404 million (A$330 million) of assets.

Other expenses

Restructuring costs

Restructuring costs totalling $27 million were recognised in the quarter ended 31 December 2006 and a further $9 million was recognised this quarter. This resulted in total restructuring costs of $36 million being recognised this year as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

The costs associated with the organisational redesign programme are principally severance costs for approximately 420 employees. The costs associated with the rationalisation of Australian call centre operations consist of both personnel related costs and the cost of surplus lease commitments. The rationalisation programme is expected to be complete by 31 December 2007.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised at 31 December 2006. The provision covers the cost of investigating and resolving these issues.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear. As this amount related to prior periods, it was treated as an adjustable subsequent event and recognised by Telecom in its results for the six months ended 31 December 2005.

Also included in this item was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its December 2005 determination resulted in a one-off adjustment to the accrued TSO receivable.

Contractual settlements

Telecom provided $7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2007, 56,809,102 shares with a total value of $249 million were issued in lieu of a cash dividend (year ended 30 June 2006: 21,155,557 shares with a total value of $114 million).

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
	2007	2006
(Dollars in millions)	$	$
Net earnings attributable to shareholders	3,024	(435)
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	658	705
Bad and doubtful accounts	40	38
Deferred income tax	(20)	82
Share of associates’ earnings	3	—
Minority interests in profits of subsidiaries	3	4
Other gains, expenses and impairment	(2,064)	1,275
Other	18	(9)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(23)	44
(Increase)/decrease in inventories	(19)	3
Increase in current taxation	119	135
Decrease in accounts payable and related items	(88)	(35)

Net cash flows from operating activities	1,651	1,807

NOTE 6 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in mid 2008.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs. This matter goes to trial on 20 August 2007.

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgment. The parties are proceeding with discovery, but at this stage trial of the substantive matter is unlikely to take place before late 2008.

Vodafone has appealed the 2003/2004 TSO determination. If successful, the matter would be remitted back to the Commission for a further determination. It is too early to say what the financial implications would be if Vodafone were successful.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 CONTINGENCIES (continued)

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2007 (30 June 2006: A$5 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 7 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 2 August 2007, the Board of Directors approved the payment of a fourth quarter dividend of $292 million, representing 14.5 cents per share. In addition, a supplementary dividend totalling approximately $36 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Capital repurchase

In May 2007 the Board of Telecom announced the company’s intention to make a cash return of capital to shareholders of $1.1 billion, subject to relevant Inland Revenue approvals and certain minimum shareholder acceptances. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007.

The Board of Telecom has proposed the return of capital by way of a scheme of arrangement to be approved by the High Court under section 236(1) of the Companies Act 1993 and carried out as an off-market pro-rata share cancellation. Telecom will be working towards completion of the capital return by October 2007 and will advise further details, including the cash payment per share cancelled, and ratio of shares to be cancelled, in due course.

NOTE 8 RELATED PARTY TRANSACTIONS

Transactions with Associate Companies

During the year ended 30 June 2007 Telecom purchased further capacity from the Southern Cross Cables Group and received a dividend of $18 million. The Southern Cross Cables Group is a related party by virtue of Telecom’s 50% share ownership of the group.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 SEGMENTAL REPORTING

For the year ended 30 June 2007

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations $	Total $

External revenue	1,799	1,709	414	1,310	350	—	5,582
Internal revenue	3	—	29	17	217	(266)	—

Total revenue	1,802	1,709	443	1,327	567	(266)	5,582
Earnings before interest and taxation	1,074	1,085	(811)	(51)	(15)	—	1,282

For the year ended 30 June 2006

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations $	Total $

External revenue	1,822	1,689	399	1,305	340	—	5,555
Internal revenue	1	—	21	18	213	(253)	—

Total revenue	1,823	1,689	420	1,323	553	(253)	5,555
Earnings before interest and taxation	1,123	1,110	(792)	(1,386)	10	—	65

During the year ended 30 June 2007 Telecom sold Yellow Pages Group. The segmental reporting has been restated so that only continuing operations have been included.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	EBITDA* $	Earnings /(loss) before interest and tax $	Net earnings/(loss) attributable to shareholders $	Net earnings /(loss) per share $
Quarter ended:
30 September 2006	1,428	500	344	224	11	¢
31 December 2006	1,388	434	277	228	11	¢
31 March 2007	1,358	507	344	238	12	¢
30 June 2007	1,408	493	317	2,334	116	¢

Year ended 30 June 2007	5,582	1,934	1,282	3,024	152	¢

Quarter ended:

30 September 2005	1,368	491	322	199	10	¢
31 December 2005	1,426	(367)	(540)	(665)	(34	)¢
31 March 2006	1,355	523	346	222	11	¢
30 June 2006	1,406	117	(63)	(191)	(10	)¢

Year ended 30 June 2006	5,555	764	65	(435)	(22	)¢

*	Earnings before interest, taxation, depreciation and amortisation.

Operating revenues, EBITDA and earnings/(loss) before interest and tax reflect the results of continuing operations and exclude the results of the Yellow Pages Group. Net earnings/(loss) attributable to shareholders and net earnings/(loss) per share include the results of the Yellow Pages Group.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 11 YELLOW PAGES GROUP SALE

In November 2006, Telecom announced that it proposed to offer its Yellow Pages Group for sale by way of a competitive sale process. The sale process was successfully completed in March 2007 and from that date Yellow Pages Group was classified as held for sale. The sale of Yellow Pages Group was settled in April 2007 and a gain of $2,084 million was recognised. The results for the Yellow Pages Group presented in the income statement are shown below. The results shown for 2007 represent the 10 month trading period.

The results for the Yellow Pages Group for the periods presented in the income statement are as follows:

	Year ended 30 June
	2007	2006
(Dollars in millions)	$	$
Operating revenues	232	260
Operating expenses
Labour	(33)	(36)
Other operating expenses	(53)	(66)
Depreciation	(2)	(2)
Amortisation	(4)	(4)

Earnings before income tax	140	152
Income tax expense	(41)	(43)

Net earnings for the period	99	109

Gain on sale of discontinued operations	2,084	—

Earnings from discontinued operations	2,183	109

Basic earnings per share (in cents)	110 ¢	6 ¢
Diluted earnings per share (in cents)	108 ¢	6 ¢

The cash flows of the Yellow Pages Group are as follows:
	Year ended 30 June
	2007	2006
(Dollars in millions)	$	$
Cash flows from operating activities	123	94
Cash flows from investing activities	(24)	(18)
Cash flows from financing activities	—	—

Net cash flow	99	76

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 11 YELLOW PAGES GROUP SALE (continued)

The major classes of assets and liabilities of Yellow Pages Group at disposal date were as follows:

(Dollars in millions)	$
Assets
Receivables and prepayments	16
Intangible assets	21
Property, plant and equipment	21

Liabilities
Accounts payable and accruals	(31)

Net assets of Yellow Pages Group at date of disposal	27

NOTE 12 ACQUISITION OF SUBSIDIARIES

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for $366 million (A$326 million). PowerTel made a net loss of $1 million for the two months ended 30 June 2007.

The effect of this acquisition on the Group’s assets and liabilities and the provisional fair value adjustments on acquisition date was:

(Dollars in millions)	Pre- acquisition carrying amounts $	Fair value Adjustments $	Recognised values on acquisition $

ASSETS

Cash	19	—	19
Receivables & prepayments	51	—	51
Deferred tax asset	12	(8)	4
Property, plant and equipment	132	181	313
Goodwill	36	(36)	—
Investments	36	—	36

Total assets	286	137	423

LIABILITIES

Interest bearing debt	(50)	—	(50)
Deferred tax liability	(4)	—	(4)
Other liabilities	(66)	—	(66)

Total liabilities	(120)	—	(120)
Net identifiable assets and liabilities			303
Goodwill on acquisition			63

Consideration paid			366

14

MANAGEMENT COMMENTARY

3 August 2007

Results for the year ended 30 June 2007

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $3,024 million for the year ended 30 June 2007 (“2007”) compared to a net loss of $435 million for the year ended 30 June 2006 (“2006”). Reported net earnings in both periods were impacted by abnormal items. Excluding the impact of abnormal items, adjusted net earnings for 2007 of $955 million represents an increase of 16.5% on adjusted earnings for 2006 of $820 million. Adjusted net earnings for the quarter ended 30 June 2007 (“Q4 2007”) were $256 million, compared to $203 million for the quarter ended 30 June 2006 (“Q4 2006”), an increase of 26.1%.

The sale of Yellow Pages Group (“YPG”) was settled in April 2007 and is discussed in detail on page 38. A gain of $2,084 million was recognised in Q4 2007 as a result of the sale. YPG’s results are classified as a discontinued activity for 2007 and therefore its results are not included in operating revenues or expenses. Operating revenues and expenses reflect the results of Telecom’s continuing activities. The revenues and expenses reported in this management commentary exclude the Yellow Pages Group. Net earnings reported for Yellow Pages Group for the 2007 year is for the 10 month period ending 30 April 2007.

Reported results are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change	2007	2006	Change
Telecom Group Reported Earnings	$m	$m	%	$m	$m	%
Operating revenues (excluding abnormals)	5,562	5,495	1.2	1,408	1,406	0.1
Operating expenses	(3,596)	(3,456)	4.1	(906)	(885)	2.4
Abnormal items	(32)	(1,275)	(97.5)	(9)	(404)	(97.8)

EBITDA*	1,934	764	153.1	493	117	321.4
Depreciation and amortisation	(652)	(699)	(6.7)	(176)	(180)	(2.2)

Earnings/ (loss) before interest and tax	1,282	65	NM	317	(63)	NM
Net interest expense	(230)	(254)	(9.4)	(38)	(63)	(39.7)
Share of associate's earnings	(3)	—	NM	(3)	—	NM

Earnings/ (loss) before tax	1,049	(189)	NM	276	(126)	NM
Tax expense	(205)	(351)	(41.6)	(26)	(79)	(67.1)
Minority interest	(3)	(4)	(25.0)	—	(1)	(100.0)

Net earnings/ (loss)—continuing operations	841	(544)	NM	250	(206)	NM
Net earnings—Yellow Pages Group	2,183	109	NM	2,084	15	NM

Reported net earnings/ (loss)	3,024	(435)	NM	2,334	(191)	NM

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the year ended 30 June 2007 includes four abnormal items:

•	an abnormal gain of $2,084 million recorded in April 2007 arising on the sale of YPG. The gain on sale is discussed in further detail on page 38;

•	an abnormal gain of $20 million recorded in September 2006 arising on the sale of Telecom’s equity in Telecom Samoa Cellular Limited (“TSCL”);

•

restructuring costs of $27 million ($18 million net of tax) recognised in December 2006 and a further $9 million ($6 million net of tax) recognised in June 2007. This resulted in total restructuring costs for the year of $36 million ($24 million net of tax) being recognised, due to restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel Limited; and

•

the recognition of a provision in December 2006 of $16 million ($11 million net of tax) for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Four abnormal items were recorded for the year ended 30 June 2006:

•

Telecom recorded an impairment charge of $897 million in respect of its Australian operations at Q2 2006, with a further charge of $404 million recognised at Q4 2006. This resulted in a total impairment charge for the 2006 year of $1,301 million ($1,291 million net of a small associated tax credit). These impairments resulted from reviews of the business that determined the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value was a consequence of a number of negative trends that were adversely affecting the short and long term earnings outlook for Australian operations, in particular:

-	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

-	continued downward pressure on retail prices; and

-	the deferral of major project expenditure by key corporate customers.

As a result of these impairment charges, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off. The remainder of the write down was applied against property plant and equipment, as well as some smaller adjustments to current assets where realisation was no longer considered likely;

•

Telecom recognised a gain of $60 million in Q2 2006 arising on the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited (“SCCL”), a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Telecom Group Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, a gain of $60 million arose upon acquisition;

•

A charge of $22 million ($15 million after tax) was incurred in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to settle a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a determination by the Commerce Commission.

•

Telecom provided $7 million ($5 million after tax) for the estimated liability relating to historic issues under the Fair Trading and the Door to Door Sales Acts. Telecom also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business.

The adjustment to remove the effect of these items is shown in the following table.

	Year ended 30 June			Quarter ended 30 June
Adjustments to reported net earnings	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Reported net earnings'	3,024	(435)	NM	2,334	(191)	NM
Adjusted for:
Gain on sale of YPG	(2,084)	—		(2,084)	—
Gain on sale of TSCL	(20)	—		—	—
Restructuring charge[2]	24	—		6	—
Provision for billing issues[2]	11	—		—	—
Australian Operations write-down[2]	—	1,291		—	394
Gain on acquisition of SCCL	—	(60)		—	—
Intercarrier and regulatory costs[2]	—	15		—	—
Provision for contractual settlements[2]	—	9		—	—

Adjusted net earnings	955	820	16.5	256	203	26.1

NM = Not a Meaningful Comparison

1—Including net earnings from Yellow Pages Group

2—Figures are net of tax; (other items are not subjected to tax)

Telecom’s adjusted earnings are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Adjusted Earnings	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Adjusted operating revenues	5,562	5,495	1.2	1,408	1,406	0.1
Adjusted operating expenses	(3,596)	(3,456)	4.1	(906)	(885)	2.4

Adjusted EBITDA*	1,966	2,039	(3.6)	502	521	(3.6)
Depreciation and amortisation	(652)	(699)	(6.7)	(176)	(180)	(2.2)

Adjusted earnings before interest and tax	1,314	1,340	(1.9)	326	341	(4.4)
Net interest expense	(230)	(254)	(9.4)	(38)	(63)	(39.7)
Share of associate's earnings	(3)	—	NM	(3)	—	NM

Adjusted earnings before tax	1,081	1,086	(0.5)	285	278	2.5
Adjusted tax expense	(222)	(371)	(40.2)	(29)	(89)	(67.4)
Minority interest	(3)	(4)	(25.0)	—	(1)	(100.0)

Adjusted net earnings—continuing operations	856	711	20.4	256	188	36.2
Adjusted net earnings—Yellow Pages Group	99	109	NM	—	15	NM

Adjusted net earnings	955	820	16.5	256	203	26.1

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

The decrease in adjusted EBITDA of 3.6% for 2007 compared to the prior year primarily reflects significant decreases in Australian operating margins as well as higher operating expenditure in the New Zealand business. Adjusted net earnings for Yellow Pages Group relates to the 10 month period ended 30 April 2007 for 2007 and the year ended 30 June 2006 hence is not a like for like comparison.

Adjusted net earnings for 2007 increased compared to 2006 due to a significant reduction in tax expense and a reduction in finance costs due to the receipt of sales proceeds from the sale of YPG.

Deferred tax credits totalling $99 million were recognised in Q1 and Q4 2007 in tax expense as a result of recognising the tax effect of the write down of property, plant and equipment included in the impairment charges relating to Australian operations recorded in 2006.

No tax was originally recognised on these write-downs, however, it became probable that a portion of the previously unrecognised tax benefit would be realised and a tax asset was booked accordingly. A small portion of the tax benefit remains unrecognised and will continue to be assessed in future periods.

KEY TRENDS

2007 represents a period of major change for Telecom. Telecom has made significant portfolio decisions, disposing of its New Zealand directories business and acquiring PowerTel, an Australian network service provider. Operationally, Telecom’s traditional revenue streams of access, calling and interconnection continue to decline offset by growth in mobile, broadband and IT solutions revenues. This change in product mix has led to contracting margins as the growth products generally have lower gross margins than traditional revenue such as access and calling. Telecom has continued to develop its NGT programme that is designed to enable the organisation to better service its customers and continue to generate satisfactory financial results in the new environment in which it operates.

In addition to the changing nature of Telecom’s services, Telecom is in a period of significant regulatory uncertainty. The final form of the regulatory environment has not yet been determined following the Telecommunications Amendment Act (No 2) 2006 which enacted legislation to implement a comprehensive set of changes to telecommunications regulation, including extension of the range of regulated wholesale broadband services, the introduction of local loop unbundling (LLU) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications.

While the enacted legislation provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes on Telecom is to a significant extent dependent on the determination of the key organisational, pricing and service requirements underlying the regulation (see “Future Expectations” discussion on pages 6 to 7).

The sale of Yellow Pages Group has a significant impact on Telecom’s operating result. A summary of the financial performance of Yellow Pages Group is noted on page 38.

Telecom’s acquisition of PowerTel represents a meaningful step towards the consolidation of the Australian telecommunications market. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominantly as a wholesale provider. AAPT’s recent investment has focussed strongly on the service layer in order to position itself in the small to medium enterprise and mass-market segments. The operations of the two entities are therefore highly complementary and significant integration benefits are anticipated from combining the two entities.

New Zealand Operations

•

Mobile voice and data revenue continued to grow, with an increase of 6.2% in 2007. The growth is principally due to growth in mobile data revenues that have increased 27.5% in the year when compared to the corresponding period. Growth was also experienced in the total number of connections in Q4 2007, with an additional net 41,000 connections added during the quarter.

The Q4 2007 mobile revenue growth rate is reflective of a market at full penetration. Future mobile data revenue growth is expected to be driven by growth in applications and content. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the exact form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models.

•

Growth in the uptake of broadband services in New Zealand continues. Total broadband connections increased by 40,000 in Q4 2007 following an increase of 43,000 in Q3 2007. The effect of this growth on revenue continues to be significantly negated by the reduction in pricing for business customers resulting in reduced revenue from the business segment.

The introduction of new regulated broadband services such as naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling.

•

Offsetting these growing parts of the business, Telecom’s traditional fixed line calling business continues to decline due to ongoing product substitution and competitive pressure. The rate of decline in calling is expected to be impacted by the introduction of naked DSL and LLU regulated services. Refer to the previous discussion on broadband services above.

•

The overall operating margin percentage in the New Zealand operations continues to reduce, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•

Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while margins remain under significant pressure. These negative trends have been exacerbated by the cessation of substantial corporate and government contracts.

•

To respond to the challenges that the Australian operations are facing, significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes (under the “Hyperbaric” project). This investment continues to have a negative impact on costs and free cash flow in the short-term.

•

Implementation of the Hyperbaric initiative went live in June 2007. The implementation represents a significant step towards a more sustainable business in Australia, although FY 2008 will likely be impacted by customer migration challenges, and large-scale organisational change to accommodate the new business model.

•	Telecom acquired 100% of PowerTel’s equity on 9 May 2007. The acquisition will generate synergies by increasing on net traffic and cost reductions, offset in the short term by integration costs.

FUTURE EXPECTATIONS

As discussed in the “Key Trends” section, regulatory changes, and the anticipated competitive responses are expected to disrupt the previous pattern of relatively consistent long term trends in the New Zealand business. Expectations around Telecom’s future financial and operating performance have been materially impacted by a series of wholesale price determinations, and the changes to telecommunications regulation in New Zealand announced in 2006. While key details of the specific changes have yet to be finalised, the cumulative effect of the proposed changes is likely to place downward pressure on operating margins and retail market share, partially offset by growth in wholesale revenues.

While the exact form of regulation, timetable for implementation, and likely competitor responses are uncertain, Telecom is implementing revised strategies to proactively address the changes in the new environment. Specifically, Telecom has:

•	increased the level of investment and service offerings designed to retain high value customers to integrated service packages;

•	further addressed the efficiency of current business processes;

•

accelerated the introduction of the “Next Generation Telecom” (“NGT”) business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business via a radical simplification of consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability; and

•	established a comprehensive undertakings implementation programme designed to co-ordinate and project manage the significant operational separation process.

On April 8, 2007, the Ministry of Economic Development (“MED”) provided details of the proposed form of operational separation in a consultation paper. The consultation paper proposed that Telecom separate into three businesses comprising a fixed line access network services unit and separate wholesale and retail business units. The document also detailed complex governance and non-discrimination arrangements that if implemented, would further impact Telecom’s profitability and competitiveness.

Following an initial impact analysis, Telecom prepared a submission proposing structural separation of the fixed access network services unit with specific long-term investment commitments. These commitments were contingent on comprehensive changes to the regulatory regime, including tighter coordination of future regulatory activity, long-term pricing certainty and shared objectives around future deregulation.

The industry and Telecom are currently awaiting a determination from the Government concerning the final form of separation. Recent discussions with MED officials have focussed on a form of operational separation based on the MED consultation paper that addresses some of the specific concerns around governance and timeframes for implementing equivalence in the delivery of regulated services. These discussions have been constructive and Telecom currently anticipates it will be able to submit a workable separation plan to the Minister before the end of the calendar year that complies with the Minister's determination.

Telecom has updated the internal impact analysis of the MED’s specific proposals based on recent discussions. The analysis is preliminary and subject to material change. The current assessment suggests incremental capital expenditure as a result of the proposed operational separation requirements of approximately $200 million over the next four years. Additional ongoing operating expenditure is expected to be $20 to $30 million for the financial year ended 30 June 2008 rising to approximately $40 million per annum over the next four years. Our proposed nature and phasing of the programme is expected to significantly relieve original concerns around IT and project management resource requirements in the next financial year.

On 31 July 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make unbundled copper local loop and co-location regulated services available to other telecommunications providers. The draft determination has proposed monthly rental charges for access to the local loop service at $16.49 per month for urban areas and $32.20 per month for non-urban areas. The draft also incorporates charges for co-location services and connection charges that will have the effect of slightly increasing the average realised ARPU per line. The impact on Telecom’s future financial performance will be dependent on the final determination, and the resulting competitive response. Should the pricing remain in line with the draft determination, the impact on Telecom’s future financial performance and investment programmes will be significant, particularly beyond FY 2008. A final determination is expected by early November 2007.

In addition to working through the details of operational separation and pricing of new regulated services, there are a number of related matters under discussion, including TSO and the potential impact on future investment by Telecom. There is currently no indication as to how or whether these areas will be materially affected in the future.

There is a large amount of uncertainty around these assessments as a number of key determination processes have yet to be completed. The extent of the regulatory, competitive and strategic change has made it difficult to provide reliable estimates of future financial performance. Expectations around future financial performance can and will be subject to material change during the forthcoming year.

As at 3 August 2007 Telecom expected the following outcomes for the year ending 30 June 2008:

•	EBITDA from NZ Operations to decline 5% to 8%. This range includes anticipated incremental operational separation costs of $20 million to $30 million;

•	EBITDA from Australian Operations of A$90 million to A$100 million;

•	Group depreciation and amortisation of $685 million to $715 million;

•	Group capital expenditure of $950 million to $975 million; and,

•	Group consolidated net earnings after tax of $680 million to $720 million.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

In May 2007 the Board of Telecom announced the company’s intention to make a cash return of capital to shareholders of approximately $1.1 billion. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007. In the view of the Board, the proposed cash return of $1.1 billion incorporates sufficient flexibility to accommodate a deterioration in the operating outlook, significant ongoing capital expenditure (including the building of a WCDMA mobile network), while still defending a strong “A” credit rating from both Moody’s investor Service and Standard and Poor’s.

The Board of Telecom has proposed the return of capital by way of a Scheme of Arrangement, which involves the cancellation of one in nine ordinary shares on a pro-rata basis in exchange for NZ$4.88 for each cancelled share.

The Scheme requires both High Court (under section 236(1) of the Companies Act 1993) and shareholder approval. Initial orders were obtained from the High Court in June 2007. Ordinary shareholders will vote on a special resolution to approve the Scheme at a special meeting in Wellington on Friday 17 August 2007. If the special resolution is passed, Telecom will seek final orders from the High Court to enable the Scheme to be implemented.

Subject to receipt of these approvals, it is anticipated that the capital return will be completed in October 2007.

With regards to ADR holders, to avoid delays in returning capital, the Board of Telecom has proposed changing the ratio of ADRs to ordinary shares from the current ratio of 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares immediately following the capital return.

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Ordinary Dividends

Telecom has previously advised that it was the Company’s intention to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006-07 fiscal year. Dividends for each of the first three quarters of the 2007 year were 7.0 cps, with the dividend for the fourth quarter of 2007 to be set to reflect the full year expected pay-out ratio. In accordance with this approach, a dividend of 14.5cps has been declared in respect of Q4 2007, to achieve the target ratio for the year.

Based on Telecom’s current expectations for the next twelve months, the target dividend payout ratio for the 2008 financial year will continue to be 75% of net earnings, adjusted for relevant non-cash items. Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year are again expected to be 7.0cps with the fourth quarter dividend set to achieve the target full year payout ratio.

Fourth Quarter Ordinary Dividends
Ordinary Shares	14.5 cents
American Depositary Shares	*US 91.29 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	2.5588 cents
Per American Depositary Share	*US 16.11 cents

"Ex" dividend dates
New Zealand Exchange	27 August 2007
Australian Stock Exchange	20 August 2007
New York Stock Exchange	21 August 2007

Books closing dates
New Zealand, Australian Stock Exchanges	24 August 2007
New York Stock Exchange	23 August 2007

Payment dates
New Zealand, Australia	7 September 2007
New York	14 September 2007

*	Based on an exchange rate at 16 July 2007 of NZ$1.00 to US$0.7870 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q4 2007 dividend a 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

In future, starting in relation to the Q1 2008 dividend, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied) and Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

		Year ended 30 June			Quarter ended 30 June
		2007	2006	Change	2007	2006	Change
	Telecom Group Result	$m	$m	%	$m	$m	%
	Operating revenues and other income
	Local service	1,084	1,081	0.3	276	273	1.1
	Calling	1,336	1,385	(3.5)	318	346	(8.1)
	Interconnection	187	201	(7.0)	43	47	(8.5)
	Mobile	895	869	3.0	219	222	(1.4)
	Data	561	602	(6.8)	149	150	(0.7)
	Broadband and internet	485	448	8.3	133	115	15.7
	IT services	380	346	9.8	116	97	19.6
	Other operating revenue	634	563	12.6	154	156	(1.3)
	Abnormal income	20	60	(66.7)	—	—	—

		5,582	5,555	0.5	1,408	1,406	0.1

	Operating expenses
	Labour	773	760	1.7	207	196	5.6
	Intercarrier costs	1,220	1,199	1.8	282	297	(5.1)
	Other operating expenses	1,603	1,497	7.1	417	392	6.4
	Abnormal expenses	52	1,335	(96.1)	9	404	(97.8)

		3,648	4,791	(23.9)	915	1,289	(29.0)

	EBITDA*	1,934	764	153.1	493	117	321.4

	Depreciation	500	536	(6.7)	134	143	(6.3)
	Amortisation	152	163	(6.7)	42	37	13.5

	Depreciation and amortisation	652	699	(6.7)	176	180	(2.2)

	Earnings before interest and tax	1,282	65	NM	317	(63)	NM

	Net interest expense	230	254	(9.4)	38	63	(39.7)
	Share of associate's earnings	3	—	NM	3	—	NM
	Income tax expense	205	351	(41.6)	26	79	(67.1)
	Minority interest	3	4	(25.0)	—	1	(100.0)

Net earnings	- continuing operations	841	(544)	NM	250	(206)	NM
	- Yellow Pages Group	2,183	109	NM	2,084	15	NM

	Net earnings	3,024	(435)	NM	2,334	(191)	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total revenue of $5,582 million for 2007 increased by $27 million (0.5%) compared to 2006. Aside from the impact of abnormal items, there was growth in mobile revenue of $42 million for NZ Operations as a result of growth in the customer base and penetration of mobile data services. There was also continued growth in broadband and internet revenue for Australian Operations reflecting increased broadband penetration. Other operating revenue increased, which was largely driven by growth in resale revenue in Australian Operations. IT services revenue also grew strongly for 2007 (up 9.8%). Growth across these revenue categories has been partly offset by lower calling, data and interconnection revenues.

Operating expenses in 2006 included substantial abnormal expenses relating to the write-down of Telecom’s Australian operations. Excluding these abnormal items, operating expenses increased largely as a result of growth in sales costs associated with the growth in IT services and the broadband customer base in New Zealand.

Depreciation and amortisation expense declined in 2007 as a result of the write-down of Australian operation’s tangible assets in 2006. Net interest expense decreased due to the receipt of the proceeds from the sale of YPG, while tax expense was significantly impacted by the recognition of tax benefits resulting from the previous write-down of Australian operations. Excluding the credit for the deferred tax benefit on the write-down, the effective tax rate for 2007 was 29.1%. This was slightly lower than the New Zealand corporate tax rate of 33% due to the non-assessable gain on the sale of Telecom Samoa Cellular.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash flows

Net cash flows from/(applied to):
Operating activities	1,651	1,807	(8.6)	452	636	(28.9)
Investing activities	1,028	(453)	NM	1,521	(93)	NM
Financing activities	(852)	(1,434)	(40.6)	(511)	(577)	(11.4)

Net cash flow	1,827	(80)	NM	1,462	(34)	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities decreased by 8.6% for 2007 compared to the corresponding period. This is consistent with a decline in adjusted EBTIDA. The quarterly decline is pronounced due to the significant improvement in working capital balances that was noted in Q4 2006 ($71 million improvement in Q4 2006 compared to stable working capital in Q4 2007).

The net cash inflow for investing activities increased by $1,481 million for 2007 compared to the corresponding period. This increase is mainly due to the receipt of cash from the sale of Yellow Pages Group and the repayment of the associate advance from Southern Cross, adjusted for the acquisition of PowerTel.

The net cash outflow for financing activities decreased by $582 million (40.6%) for 2007. The decrease was primarily due to a decrease in the dividend paid, as the prior period included the payment of special dividends declared in respect of the 2005 financial year. The cessation of the repurchase of shares in connection with the dividend reinvestment plan has also reduced the cash outflow from financing activities.

The net debt to net debt plus equity ratio was 28.3% at 30 June 2007, compared to 77.5% at 30 June 2006 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). This is significantly affected by the cash balance and undistributed profits from the sale of Yellow Pages Group.

Net debt was $1,423 million at 30 June 2007, a decrease of $2,229 million from net debt at 30 June 2006 of $3,652 million.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject to significantly different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations. Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category. A further breakdown of geographical results is provided in the table below.

Breakdown of Adjusted Earnings

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
NZ Operations[1]
Operating revenues	4,300	4,250	1.2	1,093	1,078	1.4
Operating expenses	(2,310)	(2,205)	4.8	(585)	(550)	6.4

EBITDA[2]	1,990	2,045	(2.7)	508	528	(3.8)
Depreciation and amortisation	(570)	(529)	7.8	(147)	(135)	8.9

Earnings from operations	1,420	1,516	(6.3)	361	393	(8.1)

Australian Operations
Operating revenues	1,327	1,323	0.3	333	348	(4.3)
Operating expenses	(1,278)	(1,239)	3.1	(311)	(328)	(5.2)

EBITDA[2]	49	84	(41.7)	22	20	10.0
Depreciation and amortisation	(80)	(169)	(52.7)	(29)	(45)	(35.6)

Earnings from operations	(31)	(85)	(63.5)	(7)	(25)	(72.0)

Corporate and Other
Operating revenues	36	16	125.0	7	1	600.0
Operating expenses	(109)	(106)	2.8	(35)	(28)	25.0

EBITDA[2]	(73)	(90)	(18.9)	(28)	(27)	3.7
Depreciation and amortisation	(2)	(1)	100.0	—	—	—

Earnings from operations	(75)	(91)	17.6	(28)	(27)	3.7

Eliminations[3]
Operating revenues	(101)	(94)	7.4	(25)	(21)	19.0
Operating expenses	101	94	(7.4)	25	21	19.0

EBITDA[2]	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	5,562	5,495	1.2	1,408	1,406	0.1
Operating expenses	(3,596)	(3,456)	4.1	(906)	(885)	2.4

EBITDA[2]	1,966	2,039	(3.6)	502	521	(3.6)
Depreciation and amortisation	(652)	(699)	(6.7)	(176)	(180)	(2.2)

Earnings from operations	1,314	1,340	(1.9)	326	341	(4.4)

1—NZ Operations excluding the Yellow Pages Group

2—Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

3—Eliminations remove the impact of internal transactions

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT services. The results presented below reflect the continuing activities of NZ Operations and exclude Yellow Pages Group.

The results for NZ Operations are set out in the table below.

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	1,049	1,049	—	264	265	(0.4)
Calling	962	968	(0.6)	224	246	(8.9)
Interconnection	146	159	(8.2)	33	36	(8.3)
Mobile	816	774	5.4	202	201	0.5
Data	421	438	(3.9)	104	111	(6.3)
Broadband and internet	325	336	(3.3)	88	83	6.0
IT services	380	346	9.8	116	97	19.6
Other operating revenue	127	108	17.6	47	22	113.6
Internal revenue	74	72	2.8	15	17	(11.8)

	4,300	4,250	1.2	1,093	1,078	1.4

Operations and support expenses
Labour	507	505	0.4	136	132	3.0
Intercarrier costs	491	500	(1.8)	110	122	(9.8)
Other operating expenses	1,286	1,181	8.9	331	294	12.6
Internal expenses	26	19	36.8	8	2	300.0

	2,310	2,205	4.8	585	550	6.4

EBITDA	1,990	2,045	(2.7)	508	528	(3.8)
Depreciation	438	413	6.1	110	108	1.9
Amortisation	132	116	13.8	37	27	37.0

Earnings from operations	1,420	1,516	(6.3)	361	393	(8.1)

Overview of Results

Earnings from operations of $1,420 million for 2007 and $361 million for Q4 2007 decreased by $96 million (6.3%) and $32 million (8.1%) respectively compared to the corresponding periods in the prior year.

Operating revenues increased by $50 million (1.2%) for 2007 and by $15 million (1.4%) for Q4 2007, with increased mobile, IT services, internal revenue and other operating revenues being partly offset by declines in calling, interconnection, data, broadband and internet revenues.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenues were stable for the 2007 year and decreased by $1 million for Q4 2007 compared to the corresponding periods in the prior year. As seen in the prior quarters, the increase in access revenues was offset by a decrease in local call revenues. Smartphone, messaging and call track revenues remained relatively stable for 2007.

The increase in access revenues was due to the consumer price index increase in March 2006. The decline in local call revenues was due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure.

Wholesaling of residential access lines commenced in Q3 2005. As at 30 June 2007, 118,000 of Telecom’s residential access lines were wholesale connections.

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %

Business & residential access
Revenue ($m)	914	904	1.1	230	230	—
Access lines
Residential:
Retail (000s)	1,285	1,346	(4.5)
Wholesale (000s)	118	68	73.5

Total Residential (000s)	1,403	1,414	(0.8)
Business:
Retail (000s)	253	253	—
Wholesale (000s)	50	50	—

Total Business (000s)	303	303	—
Centrex lines (000s)	63	66	(4.5)

Local calls*
Revenue ($m)	63	72	(12.5)	16	17	(5.9)
Call minutes (m)	1,772	2,163	(18.1)	412	503	(18.1)

Smartphone, messaging and call track
Revenue ($m)	72	73	(1.4)	18	18	—

Total Local Service Revenue	1,049	1,049	—	264	265	(0.4)

Consumer Local Service ( $m)	654	653	0.2	163	166	(1.8)
Business Local Service ($m)	315	324	(2.8)	78	81	(3.7)
Wholesale Local Service ( $m)	80	72	11.1	23	18	27.8

	1,049	1,049	—	264	265	(0.4)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows.

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %

Calling revenue
National	534	577	(7.5)	126	140	(10.0)
International	380	342	11.1	86	94	(8.5)
Other	48	49	(2.0)	12	12	—

	962	968	(0.6)	224	246	(8.9)

National Calling Revenue
	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
National calls
Revenue ($m)	165	193	(14.5)	39	45	(13.3)
Call minutes (m)	1,633	1,871	(12.7)	402	452	(11.1)
Average price (cents)	10.1	10.3	(1.9)	9.7	10.0	(3.0)

Calls to mobile networks
Revenue ($m)	280	294	(4.8)	66	72	(8.3)
Call minutes (m)	797	743	7.3	196	190	3.2
Average price (cents)	35.1	39.6	(11.4)	33.7	37.9	(11.1)

National 0800
Revenue ($m)	89	90	(1.1)	21	23	(8.7)
Call minutes (m)	638	624	2.2	160	159	0.6
Average price (cents)	13.9	14.4	(3.5)	13.1	14.5	(9.7)

Total National Calling Revenue	534	577	(7.5)	126	140	(10.0)

Consumer National Calling	272	302	(9.9)	62	71	(12.7)
Business National Calling	243	261	(6.9)	59	65	(9.2)
Wholesale National Calling	19	14	35.7	5	4	25.0

	534	577	(7.5)	126	140	(10.0)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $43 million (7.5%) for 2007 and by $14 million (10.0%) for Q4 2007 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $28 million (14.5%) for 2007 and by $6 million (13.3%) for Q4 2007 with volumes 12.7% lower for 2007 and 11.1% lower for Q4 2007 largely due to fixed to mobile substitution (with a related increase in volume in mobile calls and calls to mobile networks).

Revenue from calls to mobile networks decreased $14 million (4.8%) for 2007 and $6 million (8.3%) for Q4 2007 compared to the corresponding periods in the prior year. Average prices decreased 11.4%, partly offset by a 7.3% increase in call minutes for 2007.

NZ OPERATIONS

National 0800 revenue decreased by $1 million (1.1%) for 2007 and $2 million (8.7%) for Q4 2007 compared to the corresponding periods in the prior year. Average prices decreased by 3.5%, partly offset by an increase in call minutes of 2.2% for 2007.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change	2007	2006	Change
	$m	$m	%	$m	$m	%
International calling revenue
International outward	121	127	(4.7)	27	30	(10.0)
International inward	32	33	(3.0)	8	8	—
International transits	227	182	24.7	51	56	(8.9)

	380	342	11.1	86	94	(8.5)

International calling revenue increased by $38 million (11.1%) for 2007 and decreased by $8 million (8.5%) for Q4 2007 compared to the corresponding periods in the prior year. The increase in international calling revenue is largely due to an increase in gross transit revenues. Excluding transit revenues, international calling revenue declined 4.4% for 2007 and 7.9% for Q4 2007 respectively. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Outwards calls
Revenue ($m)	121	127	(4.7)	27	30	(10.0)
Call minutes (m)	648	641	1.1	148	158	(6.3)
Average price (cents)	18.7	19.8	(5.6)	18.2	19.0	(4.2)

Retail Outward Calls ($m)	107	115	(7.0)	24	27	(11.1)
Wholesale Outward Calls ($m)	14	12	16.7	3	3	0.0

	121	127	(4.7)	27	30	(10.0)

Inwards calls
Revenue ($m)	32	33	(3.0)	8	8	—
Call minutes (m)	603	656	(8.1)	164	164	—
Average price (cents)	5.3	5.0	6.0	4.9	4.9	—

Transits
Revenue ($m)	227	182	24.7	51	56	(8.9)
Intercarrier costs ($m)	(189)	(142)	33.1	(42)	(46)	(8.7)

Net margin ( $m)	38	40	(5.0)	9	10	(10.0)
Call minutes (m)	3,322	2,836	17.1	804	782	2.8
Average margin per minute (cents)	1.1	1.4	(21.4)	1.1	1.3	(15.4)

Outwards calling revenue decreased by $6 million (4.7%) for 2007 and $3 million (10.0%) for Q4 2007 compared to the corresponding periods in the prior year, substantially due to a 5.6% decline in average prices for 2007 and 4.2% decline for Q4 2007. Call volumes decreased for Q4 2007 compared to Q4 2006 by 6.3%.

Inwards calling revenue decreased by $1 million (3.0%) for 2007 and remained flat for Q4 2007. The decrease year-on-year was driven by a reduction in call volumes.

Transit revenue increased by $45 million (24.7%) for 2007 and decreased by $5 million (8.9%) for Q4 2007 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to slow the fall in overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits decreased by $2 million (5.0%) for 2007 and by $1 million (10.0%) for Q4 2007 compared to the corresponding periods in the prior year, with higher volumes partially offsetting the impact of a decline in average margin per minute.

NZ OPERATIONS

Interconnection Revenue

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Interconnection
PSTN interconnection	68	67	1.5	17	17	—
Mobile interconnection	78	92	(15.2)	16	19	(15.8)

	146	159	(8.2)	33	36	(8.3)

Interconnection revenue decreased by $13 million (8.2%) for the year ended 30 June 2007 and decreased by $3 million (8.3%) for Q4 2007 compared to the corresponding periods in the prior year. The decrease in mobile interconnection revenue for 2007 is principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs (see “Intercarrier costs”) due to a decrease in termination rate declines. PSTN interconnection revenue increased by $1 million for 2007 and remained stable for Q4 2007 compared to the corresponding periods in the prior year.

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Voice revenue	522	526	(0.8)	130	133	(2.3)
Data revenue	218	171	27.5	55	48	14.6

Mobile voice and data	740	697	6.2	185	181	2.2
Other mobile	76	77	(1.3)	17	20	(15.0)

Total mobile	816	774	5.4	202	201	0.5
Call minutes (m)	1,426	1,349	5.7	347	336	3.3

Average Revenue Per User ("ARPU")
ARPU—$ per month
Postpaid	63.9	68.2	(6.3)	61.7	66.2	(6.8)
Prepaid	12.1	11.3	7.1	11.0	13.3	(17.3)
Total	33.4	33.7	(0.9)	31.4	35.2	(10.8)

Voice	23.6	25.4	(7.1)	22.1	26.0	(15.0)
Data	9.8	8.3	18.1	9.3	9.2	1.1
Total ARPU including interconnection	43.1	45.8	(5.9)	39.5	45.6	(13.4)

Mobile revenue increased by $42 million (5.4%) for 2007 and by $1 million (0.5%) for Q4 2007 compared to the corresponding periods in the prior year.

NZ OPERATIONS

The growth in total mobile revenue was due to growth in data revenues resulting from higher data volumes.

Other mobile revenue remained relatively stable for 2007 compared to 2006.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 6.3% for 2007 and 6.8% for Q4 2007, while prepaid ARPU increased by 7.1% for 2007 and decreased by 17.3% for Q4 2007 compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the impact of competition on pricing and the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased for 2007 compared to 2006 but has decreased for Q4 2007 compared to Q4 2006. This is due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base in Q4 2006. Total ARPU (excluding interconnection) has decreased by 0.9% for 2007 and by 10.8% for Q4 2007 compared to the corresponding periods.

Total ARPU including interconnection decreased by 5.5% for 2007 and by 11.4% for Q4 2007 compared to the corresponding periods in the prior year, predominantly due to lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

Cellular and Other Mobile

	30 June 2007			30 June 2006
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

Total CDMA connections	796	1,172	1,968	690	922	1,612
Total TDMA connections	—	—	—	29	54	83
Internal connections (CDMA)	9	—	9	8	—	8

Total Connections	805	1,172	1,977	727	976	1,703

Closure of the TDMA network occurred on 31 March 2007 therefore all mobile customers are now on the CDMA network.

Total connections of 1,977,000 at 30 June 2007 grew by 274,000 (16.1%) over the twelve month period from 1,703,000 at 30 June 2006 and by 41,000 (2.1%) from 1,936,000 at 31 March 2007. Of the 30 June 2007 total connection base, 40.7% were postpaid connections, while 59.3% were prepaid connections.

Data Revenue

Data revenue decreased by $17 million (3.9%) for 2007 and by $7 million (6.3%) for Q4 2007 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table.

NZ OPERATIONS

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change	2007	2006	Change
	$m	$m	%	$m	$m	%
Data revenue
Managed IP data services:
Lanlink	73	94	(22.3)	16	23	(30.4)
One office and high speed data	97	59	64.4	28	19	47.4
Other IP data	7	8	(12.5)	1	2	(50.0)

	177	161	9.9	45	44	2.3

Traditional data services:
Frame relay	21	25	(16.0)	5	6	(16.7)
Digital data services	43	64	(32.8)	9	14	(35.7)
ISDN	101	101	—	25	25	—
Leased data services	54	62	(12.9)	14	16	(12.5)
IP Net / Netgate	6	6	—	1	—	100.0
Miscellaneous data	19	19	—	5	6	(16.7)

	244	277	(11.9)	59	67	(11.9)

Total Data Revenue	421	438	(3.9)	104	111	(6.3)

Consumer data	—	—	—	—	—	—
Business data	352	352	—	88	91	(3.3)
Wholesale data	69	86	(19.8)	16	20	(20.0)

	421	438	(3.9)	104	111	(6.3)

The decline in data revenue has been driven by a decrease in traditional data services, partly offset by increased managed IP data services.

Managed IP data services revenue increased by $16 million (9.9%) for 2007 and $1 million (2.3%) for Q4 2007 compared to the corresponding periods in the prior year. Lanlink decreased $21 million for 2007 substantially due to migration of customers to One office. One office and high speed data growth of $38 million for 2007 reflects growth in One office connectivity and increased management of customers’ One office networks, combined with some product migration from Lanlink.

Traditional data services revenue decreased by $33 million (11.9%) for 2007 compared to 2006, in line with previous trends.

Across both traditional and managed IT data services, business data has decreased in the quarter by $3 million while Wholesale data also continues to decline (decrease of $17 million for 2007 compared to 2006 due to the effect of new regulatory pricing impacts). The decline in data revenue occurred in the wholesale segment due to the impact of downward regulatory and competitive pricing pressure.

NZ OPERATIONS

Broadband and Internet Revenue

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	257	248	3.6	73	63	15.9
Value added services revenue	17	18	(5.6)	4	5	(20.0)

Total broadband revenue	274	266	3.0	77	68	13.2

Consumer	156	122	27.9	46	35	31.4
Business	69	110	(37.3)	15	25	(40.0)
Wholesale	49	34	44.1	16	8	100.0

	274	266	3.0	77	68	13.2
Broadband connections* (000s)

Residential	374	279	34.1
Business	66	56	17.9
Wholesale	165	100	65.0

Total Connections	605	435	39.1

Internet revenue ($m)
Internet revenue	51	70	(27.1)	11	15	(26.7)

Active dial-up customers at period end (000s)	238	310	(23.2)
Total dial-up hours (m)	68.0	93.2	(27.0)	15.2	19.8	(23.2)
Average hours per active customer per month	20.7	22.7	(8.9)	20.3	20.2	0.3

Total Broadband and Internet Revenue ($m)	325	336	(3.3)	88	83	6.0

*	Broadband connections include all fixed line plans with download speeds of 256 kbps or greater

Broadband and internet revenue decreased by $11 million (3.3%) for 2007 and increased by $5 million (6.0%) for Q4 2007 compared to the corresponding periods in the prior year.

Broadband revenue increased by $8 million (3.0%) for 2007 and by $9 million (13.2%) for Q4 2007 compared to the corresponding periods in the prior year. Consumer broadband revenue increased by $34 million (27.9%) for 2007, driven by the continued uptake of Telecom’s broadband service. Business broadband revenue decreased by $41 million (37.3%) for 2007, driven by the realignment of prices for business customers as a result of regulatory changes. Wholesale broadband revenue grew $15 million (44.1%) for 2007 due to growth in the wholesale customer base.

NZ OPERATIONS

Total broadband connections of approximately 605,000 at 30 June 2007 increased by 170,000 (39.1%) from 30 June 2006, and by 40,000 since 31 March 2007 with retail residential connections increasing 18,000, retail business connections increasing 2,000 and wholesale connections increasing 20,000. Telecom no longer distinguishes between residential and business connections for its wholesale connections, and as a result wholesale connections are now reported on a total basis.

Internet revenue decreased $19 million (27.1%) for 2007 due to the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 238,000 at 30 June 2007 had decreased by 72,000 (23.2%) from 30 June 2006.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. IT services revenue increased by $34 million (9.8%) for 2007 and $19 million (19.6%) for Q4 2007 compared to the corresponding periods in the prior year.

Other Operating Revenue

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %

Other operating revenue
Equipment sales	30	34	(11.8)	8	8	—
Other International revenue	25	28	(10.7)	5	4	25.0
Other miscellaneous revenue	72	46	56.5	34	10	240.0

	127	108	17.6	47	22	113.6

Other operating revenue increased by $19 million (17.6%) for the year ended 30 June 2007 and by $25 million (113.6%) for Q4 2007. The Q4 increase in miscellaneous other revenue is driven by additional revenue accrued for the TSO receivable following recent draft determinations from the Commerce Commission relating to 2004/05 and 2005/06.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue increased by $2 million (2.8%) for 2007 compared to 2006 largely reflecting growth in internet traffic.

NZ OPERATIONS

Operations and Support Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007	2006	Change %
Labour ($m)	507	505	0.4	136	132	3.0

Personnel numbers
Total staff at 30 June	6,480	6,155	5.3

Labour expense increased by $2 million (0.4%) for 2007 and increased by $4 million (3.0%) for Q4 2007 compared to the corresponding periods in the prior year. Personnel numbers of 6,480 at 30 June 2007 increased by 325 (5.3%) compared to 30 June 2006. The increase in personnel numbers reflects a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support staff). This increase has been partially offset by the impact of the organisational change programme in 2006. A portion of the growth in personnel numbers relates to staff involved in capital activities whose costs are capitalised, hence the growth in personnel numbers while labour expense is stable.

Intercarrier costs

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Land to mobile, mobile to 0800 interconnection	85	105	(19.0)	20	21	(4.8)
Mobile interconnection	92	112	(17.9)	19	24	(20.8)
International settlements	314	283	11.0	71	77	(7.8)

	491	500	(1.8)	110	122	(9.8)

International settlement costs increased by $31 million (11.0%) for 2007 and decreased by $6 million (7.8%) for Q4 2007 compared to the corresponding periods in the prior year. This increase in international settlement costs reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue). In Q4 2007, a fall in international settlements costs resulted from reduced outpayment costs related to transits, international inwards and internal revenues.

As noted above, the decrease in mobile interconnection costs for 2007 is principally due to a reduction in revenue billed to interconnection carriers.

NZ OPERATIONS

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses
Total direct costs	266	234	13.7	66	63	4.8

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	298	289	3.1	70	58	20.7
IT services	222	180	23.3	68	51	33.3
Broadband & internet and other	80	73	9.6	16	20	(20.0)

Yellow Pages Group	—	—	—	—	—	0.0

Total other sales costs	600	542	10.7	154	129	19.4

Computer costs	147	132	11.4	39	32	21.9
Advertising, promotions and communications	92	89	3.4	26	21	23.8
Accommodation costs	81	76	6.6	22	19	15.8
Outsourcing	16	16	—	4	4	—
Travel	15	14	7.1	5	3	66.7
Bad Debts	17	17	—	2	1	100.0
Other	52	61	(14.8)	13	22	(40.9)

	1,286	1,181	8.9	331	294	12.6

Other operating expenses increased by $105 million (8.9%) for 2007 and by $37 million (12.6%) for Q4 2007 compared to the corresponding periods in the prior year.

Direct costs increased by $32 million (13.7%) for 2007 and $3 million (4.8%) for Q4 2007 with the increase largely due to increased provisioning costs associated with higher broadband connections as gross connections increase year on year and the cost of driving improvements in restoration performance.

Other sales costs increased by $50 million (9.2%) for 2007 and $17 million (13.2%) for Q4 2007 compared to the corresponding periods in the prior year.

Mobile acquisitions, upgrades and dealer commissions increased by $9 million (3.1%) for 2007 and increased by $12 million (20.7%) for Q4 2007 compared to the corresponding period in the prior year due to increased connections volumes.

Other sales costs for IT services increased by $42 million (23.3%) for 2007 and $17 million (33.3%) for Q4 2007 compared to the corresponding periods in the prior year. IT services sales cost growth reflects growth in IT services revenue and a change in the sales mix towards products and services with a larger proportion of sales costs rather than labour costs.

NZ OPERATIONS

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Depreciation
Business	14	15	(6.7)	5	4	25.0
Consumer	10	10	—	3	2	50.0
T&E	385	359	7.2	95	97	(2.1)
International	29	33	(12.1)	7	9	(22.2)

	438	417	5.0	110	112	(1.8)

Amortisation
Business	5	1	NM	2	—	NM
Consumer	4	1	NM	1	—	NM
T&E	85	75	13.3	24	14	71.4
International	38	35	8.6	10	9	11.1

	132	112	17.9	37	23	60.9
Total Depreciation and Amortisation ($m)	570	529	7.8	147	135	8.9

Depreciation and amortisation increased by $41 million (7.8%) for 2007 and $12 million (8.9%) for Q4 2007 compared to the corresponding periods in the prior year.

Amortisation expense primarily relates to software assets (T&E), spectrum licences (T&E) and international cable capacity (International).

The increase in depreciation of $25 million (6.1%) for 2007 and $2 million (1.9%) for Q4 2007 is due largely to higher capex spend through the course of the 2006 year than in previous years.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Small Enterprise, Business & Corporate, Gen-i Australia, PowerTel, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change	2007	2006	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	35	32	9.4	12	8	50.0
Calling	374	417	(10.3)	94	100	(6.0)
Interconnection	41	42	(2.4)	10	11	(9.1)
Mobile	79	95	(16.8)	17	21	(19.0)
Data	140	164	(14.6)	45	39	15.4
Broadband and internet	160	112	42.9	45	32	40.6
Resale	399	363	9.9	91	108	(15.7)
Other operating revenue	82	80	2.5	14	26	(46.2)
Internal revenue	17	18	(5.6)	5	3	66.7

	1,327	1,323	0.3	333	348	(4.3)

Operations and support expenses
Labour	216	209	3.3	57	55	3.6
Intercarrier costs	729	699	4.3	172	175	(1.7)
Other operating expenses	258	257	0.4	65	80	(18.8)
Internal expenses	75	74	1.4	17	18	(5.6)

	1,278	1,239	3.1	311	328	(5.2)

EBITDA	49	84	(41.7)	22	20	10.0
Depreciation	62	119	(47.9)	24	31	(22.6)
Amortisation	18	50	(64.0)	5	14	(64.3)

Loss from operations	(31)	(85)	(63.5)	(7)	(25)	(72.0)

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The NZD strengthened against the AUD between 30 June 2006 and 30 June 2007. The average exchange rate for Q4 2007 was 0.8915, compared to an average exchange rate for Q4 2006 of 0.8360. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	30	29	3.4	10	7	42.9
Calling	324	376	(13.8)	83	85	(2.4)
Interconnection	36	37	(2.7)	9	9	—
Mobile	69	86	(19.8)	16	17	(5.9)
Data	121	148	(18.2)	39	33	18.2
Broadband and internet	139	101	37.6	41	27	51.9
Resale	346	325	6.5	81	90	(10.0)
Other operating revenue	70	74	(5.4)	14	27	(48.1)
Internal revenue	15	16	(6.3)	4	2	100.0

	1,150	1,192	(3.5)	297	297	—

Operations and support expenses
Labour	185	190	(2.6)	49	48	2.1
Intercarrier costs	641	630	1.7	151	162	(6.8)
Other operating expenses	215	230	(6.5)	62	54	14.8
Internal expenses	65	67	(3.0)	15	16	(6.3)

	1,106	1,117	(1.0)	277	280	(1.1)

EBITDA	44	75	(41.3)	20	17	17.6
Depreciation	54	110	(50.9)	19	30	(36.7)
Amortisation	16	41	(61.0)	5	8	(37.5)

Loss from operations	(26)	(76)	(65.8)	(4)	(21)	(81.0)

Overview of Results

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT and PowerTel for May and June.

PowerTel and AAPT initially signed a wholesale network agreement last November, which allowed AAPT to offer its business and residential customers high-speed broadband, including the superfast ADSL2+, which is not offered by Telstra. This was followed in May with Telecom’s purchase of PowerTel. Future plans for the combined Australian Operations include developing AAPT's mobile offerings by building deeper relationships with Vodafone and Hutchison.

A new IT platform, Hyperbaric, has also come online. Hyperbaric involves an IT infrastructure aimed at simplifying offerings to AAPT's consumer and small enterprise customers and allowing them to move to a self-service business model.

Gen-I Australia re-signed its major customer, the Commonwealth Bank of Australia with an extension until February 2009. The contract included price reductions which have impacted this year, and will impact future periods.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service Revenue increased by $1 million for 2007 and increased by $3 million for Q4 2007 compared to the corresponding periods in the prior year. A decline in local call revenues due to falling volumes and competitive pressure on pricing in the first 9 months of 2007 has been offset in Q4 by the inclusion of PowerTel local call revenue.

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Business & residential access
Revenue ($m)	9	7	28.6	4	2	100.0

Local calls
Revenue ($m)	19	21	(9.5)	5	5	—
Call minutes (m)	591	631	(6.3)	160	156	2.6

Smartphone, messaging and call track
Revenue ($m)	2	1	100.0	1	—	—

Total Local Service Revenue	30	29	3.4	10	7	42.9

Consumer Local Service ( $m)	2	2	—	1	1	—
Business Local Service ($m)	17	16	6.3	6	3	100.0
Wholesale Local Service ( $m)	11	11	—	3	3	—

	30	29	3.4	10	7	42.9

Calling and Resale Revenue Calling revenue is broken down as follows.
	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Calling revenue
National	244	284	(14.1)	64	64	—
International	80	92	(13.0)	19	21	(9.5)

	324	376	(13.8)	83	85	(2.4)

Resale revenue	346	325	6.5	81	90	(10.0)

Total Calling and Resale Revenue	670	701	(4.4)	164	175	(6.3)

AUSTRALIAN OPERATIONS

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
National calls
Revenue ($m)	61	92	(33.7)	18	16	12.5
Call minutes (m)	1,145	1,350	(15.2)	282	330	(14.5)
Average price (cents)	5.3	6.8	(22.1)	6.4	4.8	33.3

Calls to mobile networks
Revenue ($m)	181	190	(4.7)	45	47	(4.3)
Call minutes (m)	624	653	(4.4)	158	164	(3.7)
Average price (cents)	29.0	29.1	(0.3)	28.5	28.7	(0.7)

Operator services
Revenue ($m)	2	2	—	1	1	—

International calling revenue
Revenue ($m)	80	92	(13.0)	19	21	(9.5)
Call minutes (m)	821	884	(7.1)	191	194	(1.5)
Average price (cents)	9.7	10.4	(6.7)	9.9	10.8	(8.3)

Total calling revenue	324	376	(13.8)	83	85	(2.4)
Resale revenue	346	325	6.5	81	90	(10.0)

Total calling and resale revenue	670	701	(4.4)	164	175	(6.3)

Consumer Calling and resale	436	476	(8.4)	101	118	(14.4)
Business Calling and resale	82	81	1.2	28	20	40.0
Wholesale Calling and resale	152	144	5.6	35	37	(5.4)

	670	701	(4.4)	164	175	(6.3)
Consumer fixed line customer numbers (000s)	378	444	(14.9)
Consumer mobile customer numbers (000s)	122	162	(24.7)

% of Bundled customers	63%	51%	31.3

Total calling and resale revenue decreased by $31 million (4.4%) for 2007 compared to the corresponding period in the previous year following a decrease of $11 million (6.3%) in Q4 2007. This was principally the result of declining revenue from national calls, partially offset by growth in resale revenue not in Q4 2007.

Revenue from national calls decreased for 2007 and Q4 2007 with competitive pressure and capped calling plans driving a 22.1% lower average price per minute for 2007 compared to the corresponding period in the prior year. The churn of large corporate customers has also impacted on the volume of calls.

Revenue from calls to mobile networks declined by $9 million for 2007 and $2 million in Q4 2007. Average price per minute was stable for 2007 compared to the corresponding periods in the previous year.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas and inwards calling revenue, where calls originated by overseas carriers terminate on AAPT’s networks.

AUSTRALIAN OPERATIONS

International calling revenue decreased by $12 million (13.0%) for 2007 and $2 million (9.5%) for Q4 2007 compared to the corresponding periods in the prior year. This was due to both a decrease in volumes and a decrease in average price per minute.

The active Consumer fixed line customer base at 30 June 2007 of 378,000 decreased by 14.9% compared to the prior year. This has resulted in a 7.5% decrease in total services to 738,000 compared to the prior year. The decline in the Consumer fixed line base is due to the decision to terminate high churning external sales channels in October 2006 and focus on churn management. Bundled customers increased from 51% to 63%.

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Mobile voice and data	58	75	(22.7)	13	15	(13.3)
Other mobile	11	11	—	3	2	50.0

Total mobile	69	86	(19.8)	16	17	(5.9)

Call minutes (m)	116	136	(14.7)	28	26	7.7

Average Revenue Per User ("ARPU")
ARPU—$ per month
Postpaid	32.2	33.4	(3.6)	29.4	28.7	2.4

Revenue and call minutes include both Consumer and Business customers. ARPU relates to Consumer customers only.

Total mobile revenue decreased by $17 million (19.8%) for 2007 and by $1 million (5.9%) for Q4 2007 compared to the corresponding periods in the prior year. This decrease was due to the sale of the prepaid customer base in Q2 2006, the move away from stand alone mobile sales and the impact of capped calling plans.

While the Consumer division’s total post-paid mobile connections decreased by 24.7% year on year, the mix between bundled and stand-alone connections has improved. The percentage of bundled connections increased from 65.6% at 30 June 2006 to 70.9% at 30 June 2007. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

To supplement the strategy of not selling stand alone mobile, the remaining stand-alone mobile customers were sold on 1st July 2007 to CS Mobile.

Data Revenue

Data revenue decreased by $27 million (18.2%) for 2007 but increased by $6 million (18.2%) for Q4 2007 compared to the corresponding periods in the prior year. The full year decrease is primarily due to the loss of two large corporate customers, VicOne and Tradegate. The balance is due to price erosion on the negotiation of new contracts, while the upturn in Q4 is due to including PowerTel in the last two months.

AUSTRALIAN OPERATIONS

Broadband and Internet Revenue

Broadband and internet revenue increased by $38 million (37.6%) for 2007 and by $14 million (51.9%) for Q4 2007 compared to the corresponding periods in the prior year. This increase was largely the result of strong growth in broadband customers; In Q4 2007 this was assisted by the inclusion of PowerTel Broadband and Internet revenue. Consumer broadband customer numbers have grown at a steady rate from 102,000 at 30 June 2006 to 174,000 at 30 June 2007 (a year on year increase of 70.6%).

Total dial-up internet connections of approximately 63,000 at 30 June 2007 decreased by 39,000 (38.2%) from 30 June 2006. This was primarily driven by the migration of customers from dial-up to broadband.

Other Operating Revenue

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	19	19	—	5	5	—
Other miscellaneous revenue	51	55	(7.3)	9	22	(59.1)

	70	74	(5.4)	14	27	(48.1)

Other operating revenue decreased by $4 million (5.4%) for 2007, and $13 million (48.1%) in Q4 2007.

Operations and Support Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Labour ($m)	185	190	(2.6)	49	48	2.1

Personnel numbers
Total staff at 30 June	1,612	2,101	(23.3)

Labour expense decreased by $5 million (2.6%) for 2007 compared to 2006. The majority of this decrease was recorded in Q2 2007, where labour costs fell $7 million (13.7%) compared to Q2 2006. The decline in labour costs reflected lower staff numbers.

Total staff numbers decreased by 23.3% as a result of the various restructuring and efficiency initiatives that are underway within Australian operations, including the sale of the Bendigo and Robina call centres to Excellior. This has been partially offset by the inclusion of 311 staff from PowerTel.

AUSTRALIAN OPERATIONS

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses

Direct costs	50	40	25.0	14	10	40.0
Dealer commissions	12	25	(52.0)	—	6	(100.0)
Computer costs	38	27	40.7	9	7	28.6
Advertising, promotions and communications	33	42	(21.4)	11	11	—
Accommodation costs	25	26	(3.8)	7	6	16.7
Bad Debts	15	17	(11.8)	4	7	(42.9)
Other	42	53	(20.8)	17	7	NM

	215	230	(6.5)	62	54	14.8

Other operating expenses decreased by $30 million (13.0%) for 2007 and by $6 million (11.1%) for Q4 2007 compared to the corresponding period in the prior year.

Computer costs increased by $11 million (40.7%) for 2007 and $2 million (28.6%) for Q4 2007 due to the support costs associated with the delivery of the new strategic IT platform.

Dealer commissions decreased by $13 million (52.0%) for 2007 and ceased all together in Q4 2007 as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased by $9 million (21.4%) for 2007 and remained flat for Q4 2007. This was primarily due to phasing of consumer and small enterprise advertising expenditure.

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Depreciation	54	110	(50.9)	19	30	(36.7)
Amortisation	16	41	(61.0)	5	8	(37.5)

Total Depreciation and Amortisation ($m)	70	151	(53.6)	24	38	(36.8)

Depreciation and amortisation decreased by $81 million (53.6%) for 2007 and by $14 million (36.8%) for Q4 2007 compared to the corresponding periods in the prior year. At 30 June 2006 a substantial asset impairment was recognised, significantly lowering asset values and resulting in substantially reduced depreciation and amortisation expense in 2007.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Year ended 30 June			Quarter ended 30 June
	2007	2006	Change %	2007	2006	Change %
Revenue
Other operating revenue ($m)	26	12	116.7	2	—	100.0
Internal revenue ($m)	10	4	150.0	5	1	400.0

	36	16	125.0	7	1	600.0

Operating expenses
Labour ($m)	50	46	8.7	14	9	55.6
Computer costs ($ m)	1	—	100.0	1	—	100.0
Advertising ($m)	1	5	(80.0)	—	2	(100.0)
Other operating costs ($m)	57	54	5.6	20	16	25.0
Internal expenses ( $m)	—	1	(100.0)	—	1	(100.0)

	109	106	2.8	35	28	25.0

Depreciation and amortisation
Amortisation of intangibles ( $m)	2	1	100.0	—	—	—

Personnel numbers
Total staff at 30 June	177	210	(15.7)

Corporate revenue increased by $20 million for 2007 and by $6 million for Q4 2007. Other operating revenue consists primarily of a dividend received from the Southern Cross Cable group in Q3 2007. Operating expenses for 2007 were similar to 2006. Amortisation consists of amortisation of software.

CAPITAL EXPENDITURE

	Year ended 30 June			Quarter ended 30 June			Forecast Year ended 30 June 2008 $m
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Keep NZ connected	187	196	(4.6)	54	56	(3.6)	170
Build NGT capability	62	47	31.9	24	13	84.6	95
Network provider of choice	213	199	7.0	66	61	8.2	365
Service provider of choice	87	62	40.3	37	13	184.6	75
Invest for returns	89	91	(2.2)	38	40	(5.0)	110
International	48	14	242.9	14	7	100.0	50
Yellow Pages	15	11	36.4	4	4	—	—

Total NZ Operations	701	620	13.1	237	194	22.2	865
Australian Operations	143	131	9.2	35	42	(16.7)	110

	844	751	12.4	272	236	15.3	975

Total capital expenditure of $844 million for the 12 months to 30 June 2007 increased by $93 million (12.4%) compared to the 12 months to 30 June 2006.

NZ Operations capital expenditure increased by 13.1% due to increased investment in customer service capability, mobile capacity and coverage and purchase of additional Southern Cross capacity.

Telecom is forecasting total capital expenditure of $975 million for the year ended 30 June 2008, which includes W-CDMA/GSM-Edge network build, initial capability build to meet Undertaking obligations and increased NGT capability build.

Capital expenditure for New Zealand operations is now reported in line with Telecom’s strategic priorities. These are described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Build NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and implement the requirements of the Telecommunications Amendment Act 2006 and Telecom’s Undertakings.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Invest for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

The Telecommunications Amendment Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop (LLU) – Telecom’s copper local loop, and associated co-location and backhaul services have been regulated.

•	Regulation of "naked DSL" – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

•

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

It is anticipated that finalisation of the operational separation plan will be concluded by the end of this calendar year, although full implementation of the plan is likely to take substantially longer.

Operational Separation

In April 2007 the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom – including the operating units, the key services that each unit must supply, the assets that are controlled by the fixed access network unit, arm’s length operating requirements, and oversight. Telecom and the MED continue to discuss issues related to the operational separation process and the form of that separation. The Minister’s operational separation determination is expected to be issued by September 2007.

Radio Spectrum Holdings

In April 2007 the Minister of Communications released his decision regarding renewal of radio spectrum that is currently used by Telecom and Vodafone for cellular services (850/900MHz spectrum). The rights Telecom currently holds expire in 2012 and renewal will be for a period up to 20 years, to be determined by the MED. The Minister’s decision is that Telecom and Vodafone will not be able to renew the full amount of spectrum they currently hold and will each potentially lose 7.5MHz. For Telecom this means a guaranteed renewal of 12.5MHz although it will have the opportunity to bid at auction for the 7.5MHz. However, the Minister’s decision has also incorporated an incentive for Telecom to sell 5MHz prior to expiry to an entrant for use immediately. It appears that if Telecom can successfully negotiate a sale of 5 MHz to an appropriate party, Telecom will then have guaranteed renewal of 15MHz.

In April 2007 the MED released a discussion paper outlining its intentions for allocating the 2.3GHz spectrum band (a band capable of use for WiMAX). Following further consultation, on 23 May 2007, the Government announced its intention to auction both the 2.3 GHz and 2.5 GHz bands in December 2007. It further indicated that the combined auction should be designed to allow each bidder to acquire approximately 30 MHz plus guard-bands and a managed spectrum park. A discussion paper on auction design will be released for comment by August 2007. Telecom will be submitting on that paper.

Standard Terms Determinations – LLU and UBA

Under the amended Telecommunications Act 2001, the Commerce Commission can initiate a process for determining standard terms that will apply to the supply of a regulated service.

In February and March 2007 the Commerce Commission initiated standard terms processes for LLU, LLU co-location, and unbundled bitstream access (including “naked DSL”). Telecom was required to put forward standard terms for these services in June and July 2007, which it has now done. We expect the Commerce Commission to issue draft determinations for LLU and co-location at the end of July and Bitstream in August. Parties will then have a further opportunity to comment before the Commerce Commission issues final determinations towards the end of the calendar year, which will set out the standard terms for supply of these services.

Mobile Termination Rates

The Commission released a report in April 2006, recommending regulation of all mobile termination rates for fixed to mobile calls. Under the Act, the Communications Minister was required to either accept or reject the Commission’s recommendation, or ask the Commission to reconsider its recommendation. The Minister delegated the responsibility of this decision to Hon Trevor Mallard.

In April 2007, both Vodafone and Telecom offered to make binding commercial offers as an alternative to regulation.

On 30 April 2007, the Minister notified his decision to reject the Commission’s recommendation to regulate mobile termination rates. Telecom and Vodafone are now bound by their respective deed polls to:

•	Reduce mobile termination rates for fixed to mobile calls each year over the next five years, in Telecom’s case, down to 12 cents in year five; and

•	Pass through any reductions in mobile termination rates to retail fixed to mobile calling rates.

Kiwi Share

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (TSO), including the Kiwi Share, to assess its ongoing effectiveness.

The scope of the review includes consideration of:

•	Whether the TSO is meeting its objectives;

•	Whether a rural broadband obligation should be included in the TSO or issued as a separate, contestable TSO to the current basic voice and local calling TSO;

•	The impact of the TSO on infrastructure investment;

•	The impact of market competition on economic sustainability of the TSO;

•	Whether the TSO should be made contestable; and

•	The appropriateness of current compensation for the TSO.

A discussion document is expected to be issued for public comment later this month.

TSO Cost Calculation

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004

The TSO cost has been calculated at $63.8 million for this period, $7 million higher than the previous period.

Vodafone has appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO, and failing to give effect to the purpose of the Act. A first call for the appeal is expected in June 2007. The appeal has been allocated a hearing date in November 2007.

On 9 July 2007, the Commission released its draft determinations for 2004/05 and 2005/06. The TSO cost has been calculated as $71.4m for 2004/05 and $78.3m for 2005/06. The parties now have an opportunity to make submissions and we would expect final determinations towards the end of the 2007 calendar year, or early 2008.

Unbundled Bitstream Service (“UBS”)

In July 2007 the Commerce Commission issued its final reconsideration amended the pricing methodology for the regulated UBS service. Telecom is required to calculate the new price for the quarter beginning 1 July 2007 and submit it to the Commission for approval. The Commission has determined the following prices: $26.30 from 26 October until 31 December 2006; $26.79 from 1 January to 31 March 2007; and $26.35 from 1 April to 30 June 2007. Telecom is required to backdate the price adjustment and provide a refund for any overpayments. Telecom has decided to provide the refund to all wholesale customers who purchase the regulated UBS service.

Mobile Services Review

In October 2006, the Commission announced that it would launch formal reviews under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission has been considering whether roaming and co-location should be moved from being specified services under the Act (for which the Commission cannot regulate the price) to designated services (for which the Commission can regulate price). The Commission is also considering whether to amend the terms of the national roaming service.

In response to the Commission’s issues paper, Vodafone submitted draft registered undertakings (a feature of the new Telecommunications Amendment Act) for each of the roaming and co-location services, as an alternative to regulation.

A first round of submissions by interested parties on the Commission’s issues paper and on Vodafone’s undertaking were made in February 2007, and Vodafone submitted an updated undertaking in May 2007. A draft report is expected within the next month.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under section 98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out, although Telecom is not aware of any further steps taken to progress the investigation since January 2006. The investigation was mentioned in the reconsideration of Decision 582, but only to say that it had not yet been concluded.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence on 20 August 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to streamline pricing at retail and carrier data pricing at Wholesale from 1999 through to the present day. The trial of this matter is expected to take place in mid-2008.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in the Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of the SingTel Group (39.99%) and Verizon (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2007, Telecom held Southern Cross capacity with a book value of approximately $313 million.

SCCN currently expects to collect up to US$270 million from scheduled receipts against previously committed capacity sales.

As at 30 June 2007, SCCN was capitalised via US$30 million of shareholders’ equity. SCCN also held cash reserves of approximately US$9million.

In March 2007, Telecom received a dividend from SCCN of US$12.5 million. In the 2008 financial year further dividends are likely but the amount cannot be accurately forecast at this time. Telstra’s decision to build its own trans-Atlantic fibre-optic network could potentially have a negative impact on the value of SCCN and the likelihood and quantum of further dividends from SCCN.

Sale of Yellow Pages Group

The Yellow Pages Group (“YPG”) was sold by way of a competitive sale that was settled in April 2007. YPG was sold to a private equity consortium consisting of CCMP Capital and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, for $2.161 billion net of receivables retained by Telecom.

A gain on sale of $2,084 million was recognised in Q4 2007 after allowing for the net assets to be disposed of and a provision for the costs of sale and separation.

The results of YPG have been excluded from the operating revenues and expenses discussed in the management commentary and have been presented below. The 2007 results disclosed below for YPG are for the 10 month period ended 30 April 2007.

	Year Ended 30 June		Quarter ended 30 June
	2007 $m	2006 $m	2007 $m	2006 $m
Operating revenues	232	260	5	48
Operating expenses
Labour	(33)	(36)	(2)	(9)
Other operating expenses	(53)	(66)	(3)	(16)
Depreciation	(2)	(2)	(1)	(1)
Amortisation	(4)	(4)	—	(1)

Earnings before income tax	140	152	(1)	21

Income tax expense	(41)	(43)	1	(6)

Net earnings for the period	99	109	—	15

Online Venture with Yahoo!7

In December 2006, Telecom and Yahoo!7 (a joint venture between Yahoo! Inc and Seven Network in Australia) concluded an agreement to form a jointly owned entity to be called Yahoo!Xtra New Zealand Limited (Yahoo!Xtra), Yahoo!Xtra provides an enhanced suite of online content and applications in New Zealand. Telecom has a 49% shareholding in this entity, with Yahoo!7 holding the remaining 51%.

Yahoo!Xtra replaced Telecom’s XtraMSN web portal and provides a wide range of online application services to users. In addition, Telecom’s Xtra customers will have access to a range of premium online services, with mail, enhanced spam and virus protection management, online photo sharing and localised news progressively becoming available from later in the 2007 calendar year. Yahoo!Xtra’s primary source of revenue is from the provision of online advertising.

Telecom accounts for Yahoo!Xtra as an associate. Telecom made a small initial equity contribution which was recorded as an investment in Telecom’s balance sheet. This has been written down by Telecom’s share of Yahoo!Xtra’s initial start up losses.

Hutchison 3G Australia

Telecom has entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia Holdings Pty Limited (H3GA) for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of H3GA. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as these securities have been issued by the HTAL.

HTAL recently underwent a rights issue to raise A$2.85 billion of capital to replace existing debt in HTAL and H3GA. The planned exchange of shares substantially maintains Telecom’s effective interest in H3GA without any further cash investment from Telecom.

The non-binding agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before December 31, 2008. The option to acquire a further 9.94% of HTAL has escalating strike prices of A$250m on December 31, 2007, A$275m on June 30, 2008, and A$300m on December 31, 2008.

Telecom has also agreed to assign 850Mhz spectrum currently held by its Australian business to HTAL as part of the overall arrangement

HTAL is listed on the Australian Stock Exchange.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) – A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service – A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay – Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) – A principal communications protocol used in the internet.

IP Net – Telecom's network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) – Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink – A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) – A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 – The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) – Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Year ended 30 June				Variation 2007:2006
(in NZ$ millions, except percentages)	2007	%	2006	%	$	%
Operating revenues

Local service	1,084	19.4	1,081	19.5	3	0.3
Calling
National	816	14.6	897	16.1	(81)	(9.1)
International	472	8.5	442	8.0	30	6.9
Other	48	0.9	46	0.8	2	4.3

	1,336	23.9	1,385	24.9	(49)	(3.5)

Interconnection	187	3.4	201	3.6	(14)	(7.0)
Mobile	895	16.0	869	15.6	26	3.0
Data	561	10.1	602	10.8	(41)	(6.8)
Broadband and internet	485	8.7	448	8.1	37	8.3
IT services	380	6.8	346	6.2	34	9.8
Other operating revenues
Resale	399	7.1	363	6.5	36	9.9
Equipment	52	0.9	55	1.0	(3)	(5.5)
Miscellaneous other	183	3.3	145	2.6	38	26.2

	634	11.4	563	10.1	71	12.6

Total operating revenues	5,562	99.6	5,495	98.9	67	1.2

Abnormal revenue	20	0.4	60	1.1	(40)	NM

Total revenue	5,582	100.0	5,555	100.0	27	0.5

Operating expenses
Labour	(773)	(13.8)	(760)	(13.7)	(13)	1.7
Intercarrier costs	(1,220)	(21.9)	(1,199)	(21.6)	(21)	1.8
Other operating expenses	(1,603)	(28.7)	(1,497)	(26.9)	(106)	7.1

Total operating expenses	(3,596)	(64.4)	(3,456)	(62.2)	(140)	4.1

Abnormal expenses	(52)	(0.9)	(1,335)	(24.0)	1,283	NM

Total expenses	(3,648)	(65.4)	(4,791)	(86.2)	1,143	(23.9)

EBITDA*	1,934	34.6	764	13.8	1,170	153.1

Depreciation and amortisation	(652)	(11.7)	(699)	(12.6)	47	(6.7)

Earnings from operations	1,282	23.0	65	1.2	1,217	1,872.3

Net interest expense	(230)	(4.1)	(254)	(4.6)	24	(9.4)
Share of associate's earnings	(3)	(0.1)	—	—	(3)	NM

Earnings before income tax	1,049	18.8	(189)	(3.4)	1,238	NM

Income tax expense	(205)	(3.7)	(351)	(6.3)	146	(41.6)

Net earnings after income tax	844	15.1	(540)	(9.7)	1,384	NM

Profit from disposal group	2,183	39.1	109	2.0	2,074	1,902.8

Net earnings for the period	3,027	54.2	(431)	(7.8)	3,458	NM
Minority interest in profits of subsidiaries	(3)	(0.1)	(4)	(0.1)	1	(25.0)

Net earnings	3,024	54.2	(435)	(7.8)	3,459	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Year ended 30 June			Quarter ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	5,726	5,740	(0.2)	1,411	1,480	(4.7)
Interest income	38	22	72.7	15	8	NM
Dividend income	19	—	NM	1	—	NM
Payments to suppliers and employees	(3,706)	(3,484)	6.4	(817)	(710)	15.1
Income tax paid	(147)	(177)	(16.9)	(51)	(24)	112.5
Interest paid on debt	(279)	(294)	(5.1)	(107)	(118)	(9.3)

Net operating cash flows	1,651	1,807	(8.6)	452	636	(28.9)

Sale of property, plant and equipment	10	6	66.7	9	2	—
Purchase of short-term investments	(7)	23	NM	9	98	NM
Sale of subsidiary companies	2,163	—	NM	2,136	—	NM
Purchase of subsidiary companies	(347)	(8)		(347)	(8)	NM
Purchase of long-term investments	(4)	(19)	NM	(4)	(4)	NM
Sale of long-term investments	—	293	NM	—	21	—
Repayment of non-current receivables	85	—	NM	11	—	NM
Purchase of property, plant and equipment	(861)	(737)	16.8	(290)	(199)	45.7
Capitalised interest paid	(11)	(11)	—	(3)	(3)	NM

Net investing cash flows	1,028	(453)	(326.9)	1,521	(93)	(1,735.5)

Proceeds from long-term debt and derivatives	376	397	NM	—	(178)	NM
Settlement of derivatives	62	—	NM	62	—	NM
Repayment of long-term debt and derivatives	(706)	(660)	7.0	(464)	(29)	1,500.0
Repayment of short-term debt	(87)	5	(1,840.0)	(4)	(162)	(97.5)
Capital contributed	—	11	NM	—	1	NM
Capital repurchased	—	(114)	NM	—	(25)	NM
Dividends paid	(497)	(1,073)	(53.7)	(105)	(184)	(42.9)

Net financing cash flows	(852)	(1,434)	(40.6)	(511)	(577)	(11.4)

Net cash flow	1,827	(80)	NM	1,462	(34)	NM

NM = Not a Meaningful Comparison

Telecom Corporation of New Zealand Limited

Results for Announcement to the Market

Reporting Period : 12 months to 30 June 2007

Previous Reporting period: 12 months to 30 June 2006

	Year ended 30 June 2007 NZ$000		Movement
Revenue from ordinary activities	5,562,000		Up 1.2%
Profit from ordinary activities after tax attributable to members	3,024,000		Up 795.2%
Net profit attributable to members	3,024,000		Up 795.2%

	Amount per security		Imputed amount per security
Quarter 1 Interim dividend	7.0	cps	3.4478	cps
Quarter 2 Interim dividend	7.0	cps	3.4478	cps
Quarter 3 Interim Dividend	7.0	cps	3.4478	cps
Quarter 4 Final Dividend	14.5	cps	7.1418	cps

Record date	24 August 2007
Dividend payment date	7 September 2007

1

Telecom Corporation of New Zealand Limited

Supplementary Appendix 1 Information

The information below supplements the information disclosed in the attached condensed financial statements and management commentary.

Dividends

Amount per security:

	Amount per security		Date Paid/Payable
Quarter 1 Interim dividend	7.0	cps	8 December 2006
Quarter 2 Interim dividend	7.0	cps	9 March 2007
Quarter 3 Interim dividend	7.0	cps	8 June 2007
Quarter 4 Final dividend	14.5	cps	7 September 2007
Total dividends	35.5	cps

Dividend reinvestment plan

Telecom operates a Dividend Reinvestment Plan whereby shareholders can elect to receive dividend in the form of additional shares in lieu of a cash dividend.

The last date for receipt of election notices for participation in the dividend plan is: 24 August 2007.

Net tangible assets per security

	June 2007		June 2006
Net tangible assets per security	NZ$	1.35	NZ$	0.12

Control of entities gained or lost during period

The following entities were acquired during the period:

In November 2006, Telecom announced that it proposed to offer its Yellow Pages Group for sale by way of a competitive sale process. The sale process was successfully completed in March 2007 settled in April 2007.

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for $366 million (A$326 million).

2

Associates and Joint Venture entities

	Percentage of ownership interest held at end of period		Contributions to net profit NZ$’000
Equity accounted associates and joint venture entities	June 2007	June 2006	June 2007	June 2006
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
Community Telco Australia Pty Limited	50%	—	(1,454)	—
Yahoo!Xtra	49%	—	(1,398)	—

Basis of report

This report is based on financial statements that are in the process of being audited.

3

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 473 5468	Date	03/08/07

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether:	Interim	☐	Full Year	30-Jun-07	Special

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g  for ‚	for

Conversion, Maturity, Call Payable or Exercise Date			Treatment of Fractions
	Enter N/A if not applicable	Tick if pari passu	☐ OR
Strike price per security for any issue in lieu or date Strike Price available.			provide an explanation of the ranking

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security	14.5 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.025588

Total monies	$292,419,966		Date Payable	7 September, 2007

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.071418

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	24/8/07 AUST & NZ; 23/8/07 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	07 September 2007 AUST and NZ; 14 September 2007

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

MEDIA RELEASE	3 August 2007

Telecom posts full year earnings

Highlights

•	Appointment of Paul Reynolds as new CEO – commences late next month

•	Operational separation update

•	Planned capital return from Yellow Pages Group sales proceeds

	12 months (NZ$m)
Overview of Group results	30 June 07	30 June 06	Change %
Operating revenue (excluding abnormals)	5,562	5,495	1.2
Abnormal items	(32)	(1,275)	(97.5)
Reported EBITDA	1,934	764	153.1
Adjusted EBITDA*	1,966	2,039	(3.6)
Earnings before interest and tax	1,282	65	NM
Adjusted earnings before interest and tax*	1,314	1,340	(1.9)
Reported net earnings/(loss) (continuing operations)	841	(544)	NM
Reported net earnings (Yellow Pages Group)	2,183	109	NM
Reported net earnings/(loss)	3,024	(435)	NM
Adjusted net earnings (continuing operations)	856	711	20.4
Adjusted net earnings* (Yellow Pages Group)	99	109	NM
Adjusted net earnings	955	820	16.5
Total earnings/(loss) per share (in cents)	152.0	(22.2)	NM

EBITDA = Earnings before interest, taxation, depreciation and amortisation

*	Excludes abnormal items

Note: All comparisons in the above table and commentary below relate to the 12 months to 30 June 2007 compared with the same period in 2006 unless otherwise stated. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom reported net earnings today of $3,024 million for the 12 months to 30 June 2007, mostly boosted by a one-off abnormal gain of $2,084 million from the sale of the Yellow Pages Group.

Adjusted net earnings after tax was $955 million for the 12 months, an increase of 16.5% compared with the $820 million posted for the same period in 2006. Higher net earnings reflected lower tax expense and depreciation and amortisation costs.

The result included four abnormal items in the current 12 months listed below:

•	a gain of $2,084 million recorded in April 2007 arising from the sale of the Yellow Pages Group

•	a gain of $20 million on the sale of Telecom’s 90% stake in Telecom Samoa Cellular Limited (Q1 06/07);

•	restructuring costs totalling $36 million ($24 million net of tax) as part of Telecom’s company wide organisational re-design

•	provision of $16 million ($11 million net of tax) for the cost of rectifying several billing issues, mostly relating to prior periods (the list of abnormals is at the end of this release).

“The fourth quarter was particularly busy with a number of highlights,” said Telecom New Zealand chairman Wayne Boyd.

“We announced the appointment of Paul Reynolds as chief executive. Paul joins us from British Telecom where he has been managing that company’s wholesale business. We are looking forward to having Paul join us late next month,” Mr Boyd said.

“And we are making good progress on our capital return programme following the sale of the Yellow Pages Group. We have a special shareholder meeting scheduled for August 17 in Wellington, which requires 75% shareholder approval. Assuming we get both court and shareholder consent the transaction should be completed in October.

“In June we announced that we would invest $300 million to build a WCDMA mobile network that will run alongside our 027 mobile network. The new network, due to be deployed in late 2008, will enable our customers to roam virtually anywhere in the world.

Mr Boyd said: “We are awaiting a determination from the Minister of Communications concerning the final form of separation. Recent discussions with Ministry of Economic Development (MED) officials have focused on a form of operational separation that is based on the MED consultation paper and which addresses a range of issues including governance, timeframes and equivalence.

“These discussions have been constructive and Telecom anticipates being able to submit a workable separation plan to the Minister of Communications before the end of the calendar year that complies with the Minister’s determination.”

2

Acting chief executive Simon Moutter said the Q4 result was in line with expectations.

“Mobile revenue growth is now slowing and this reflects competitive intensity and market penetration in excess of 100%. We expect low single digit revenue growth to be sustainable in the current environment. Future revenue growth is likely to be determined more by applications and content,” Mr Moutter said.

“In the quarter we saw revenue growth in both the consumer and wholesale broadband businesses.

“Telecom retail is on track to launch Yahoo!XTRA closed portal services in the first half of 2007/2008. Customers can look forward to access to personalised home pages, upgraded email and enhanced security services and increased online storage.”

Mr Moutter said Telecom’s IT business Gen-I had performed strongly in Q4 and for the full year with double-digit annual growth being posted in both periods.

“Our Australian business chief executive Paul Broad has made a strong start integrating the AAPT and PowerTel businesses,” Mr Moutter said.

“The benefits from this integration will be offset by the associated implementation costs in 2007/2008.”

NEW ZEALAND

Operating revenue was $4,300 million for the 12 months, an increase of 1.2%, and $1,093 million for the June quarter, a 1.4% increase.

Higher operating revenues for mobile, IT services and other operating revenue were partly offset by declines in interconnection, data and internet.

Access and Calling

Total local service revenue was stable on $1,049 million.

Access revenues increased slightly but the gains were offset by a decrease in local call revenues which was due to businesses migrating from dial-up to broadband services.

Residential access lines dipped slightly by 0.8% to 1,403 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	National call revenue was $534 million, a decrease of 7.5%

•	International revenue was $380 million, an increase of 11.1%

•	Other revenue of $48 million was down 2%

3

•	Total calling revenue was $962 million, a dip of 0.6%

Telecom Retail has responded to increased competition by launching new monthly subscription plans for customers. These plans include Talk it Up Downunder ($25 per month to call trans-Tasman) and Talk it Up Overseas ($45 per month to call top 10 international destinations) which complement the popular $10 Freedom plan (a nominated fixed to mobile number) as well as other plans. Customer numbers on these plans have grown to 185,000 customers at the end of June from 94,000 at the end of March.

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 8.2% to $146 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA).

•	Total mobile revenues increased 5.4% to $816 million

•	Voice revenues were down 0.8% to $522 million

•	Data revenue increased 27.5% to $218 million

•	Total connections at 30 June 2007 were 1,977,000 compared with 1,703,000 a year before

•	Net mobile connection growth for the June quarter was 41,000, an increase of 2.1% on the previous quarter

•	Total ARPUs (average revenue per user – monthly) including interconnection were $43.10 for the 12 months

•	Mobile data revenue growth continues to be driven by services such as music downloads, text messaging, 3G broadband data use

Data revenue – Total data revenue eased 3.9% to $421 million for the 12 months and by 6.3% to $104 million for the June quarter. Decreases in traditional data services were partly offset by an increase in Managed IP data services. Managed IP data services revenue increased 9.9% to $177 million. The decline reflected the migration away from legacy data products to new platforms such as One Office, and the reduction in wholesale data prices.

Total broadband revenue was $274 million, an increase of 3%. Consumer revenue increased by 27.9% to $156 million. Business revenue declined by 37.3% to $69 million, reflecting the large reduction in business broadband pricing when business and residential prices were aligned in October 2006.

•	Total DSL (includes residential, business and wholesale) and mobile broadband connections of 653,000 at 30 June 2007, an increase of 40.4% from June 2006

•	Total DSL and mobile broadband connections for the quarter of 40,000

4

Wholesale

Increases in wholesale access lines reflect competitors actively targeting residential customers with bundled access and calling plans.

•	Access revenue was $80 million, an increase of 11.1%

•	Calling revenue was $37 million

•	Data revenue was $51 million, a decrease of 25.0%

•	Broadband and Internet revenue was $49 million, an increase of 44.1%

•	At 30 June 2007 Wholesale had 168,000 access lines and 165,000 broadband connections.

Internet revenue, which is based on dial-up revenue, was $51 million, a decline of 27.1% reflecting the migration of customers to broadband.

IT services (solutions)

Total IT revenue was $380 million, an increase of 9.8%. In the June quarter revenue was $116 million, an increase of 19.6%. Revenue from key contracts including the Ministry of Justice and Westpac bolstered overall IT revenues.

AUSTRALIA

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$1,150 million, a decrease of 3.5%

•	EBITDA was A$44 million, down 41.3%

•	Loss from operations was A$26 million, a reduction of 65.8%

The business integration of AAPT and PowerTel is well underway including merging:

•	AAPT Business Solutions/ PowerTel

•	AAPT and PowerTel’s wholesale businesses,

Integration costs will be offset by integration benefits for the full year 2008.

Hutchison

Telecom has entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia Holdings Pty Limited (H3GA) for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of H3GA and is listed on the Australian Stock Exchange. The agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before December 31, 2008 at strike prices of A$250 million to A$300 million, depending on when the option is exercised. The arrangement is subject to various regulatory and shareholder approvals.

5

DIVIDEND

Telecom will pay a fully imputed ordinary dividend for the quarter ended 30 June 2007 of 14.5 cents per share on 7 September 2007 in New Zealand and Australia, and on 14 September 2007 in the United States. The books’ closing dates are 24 August on the New Zealand and Australian Stock Exchanges and 23 August 2007 on the New York Stock Exchange.

Telecom will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2007/2008 year. Subject to there being no adverse change in operating outlook the dividends for each of the three quarters in the year ending 30 June 2008 will be 7.0cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

From Q1 2008 Telecom will remove the discount on the dividend reinvestment programme and re-introduce an on-market buyback to neutralise the dividend reinvestment plan.

Capital Expenditure increased by 12.4% to $844 million compared to the previous corresponding period. For the 2007/2008 financial year, Telecom is forecasting capital expenditure of $950 million to $975 million.

For further information, please contact:

Phil Love, +64 (0)27 244 8496 or Mark Watts +64 (0)27 250 4018

Group Result—Abnormals table

Quarter recognised		12 months to 30 June 2007 $M	12 months to 30 June 2006 $M	Change %
Reported net (loss) earnings LESS:		3,024	(435)	NM
Q4 07	Gain on sale of YPG*	(2,084)
Q1 07	Gain on sale of TSCL *	(20)
Q2 06	Gain on acquisition of SCCL *		(60)
ADD:
Q2 07	Restructuring charges **	18
Q4 07	Restructuring charges **	6
Q2 07	Provision for billing issues **	11
Q4 06	Write-down of Australian operations *		394
Q2 06	Write-down of Australian operations *		897
Q2 06	Intercarrier & Regulatory costs **		15
Q2 06	Provision for contractual settlements **		9
	Adjusted net earnings	955	820	16.5%

*	not subject to tax ** net of tax

ENDS

6